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www.kattenlaw.com

October 14, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:  Era Anagnosti, Legal Branch Chief

Re:	Meta Financial Group, Inc.
Registration Statement on Form S-3
Filed on October 7, 2015
File No. 333-207328

Dear Ms. Anagnosti:

This letter is in response to a telephone inquiry from the Staff of the Securities and Exchange Commission relating to the above referenced filing (the “Filing”).  On behalf of Meta Financial Group, Inc. (the “Company”), and based on representations made to the Company by all of the selling stockholders referenced in the Filing, we have no reason to believe that any of the selling stockholders is a registered broker-dealer or an affiliate, as defined by Rule 405, of a registered broker-dealer.  We note that certain investment managers of certain of the selling stockholders may be investment advisers registered with the Securities and Exchange Commission.

Please contact the undersigned at (312) 902-5654 if you have any questions.

Very truly yours,

/s/ Lawrence D. Levin

Lawrence D. Levin

cc:	Jonathan E. Gottlieb, United States Securities and Exchange Commission (via email)
Jeffrey M. Werthan, Katten Muchin Rosenman LLP
Lawrence D. Levin, Katten Muchin Rosenman LLP

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